UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 9/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bagby Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 North Walnut Street
(No. and Street)

Dexter	MO	63841
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lenny Barenboim, CCO 573-624-4771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jerry Michael Bagby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bagby Financial Services, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

CHERYL ANN MCKAY
Notary Public - Notary Seal
Stoddard County - State of Missouri
Commission Number 19208969
My Commission Expires Aug 12, 2023

Jerry Michael Bagby
Signature

President
Title

Cheryl Ann McKay
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bagby Financial Services, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

September 30, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Bagby Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bagby Financial Services, Inc. LLC as of September 30, 2019, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Bagby Financial Services, Inc. as of September 30, 2019 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bagby Financial Services, Inc.'s management. My responsibility is to express an opinion on Bagby Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Bagby Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Bagby Financial Services, Inc.'s financial statements.

The supplemental information is the responsibility of Bagby Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.
.

Michael T. Remus

I have served as Bagby Financial Services, Inc.'s auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
October 25, 2019

BAGBY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2019

ASSETS

Cash	$	197,841
Accounts receivable		692
Total Assets	$	198,533

LIABILITIES AND STOCKHOLDER EQUITY

<u>Liabilities</u>

Accounts payable and accrued expenses	$	41
Total Liabilities		41

<u>Stockholder Equity</u>

Common stock - $0 par value - 300 shares authorized, 200 shares issued and outstanding	$	1,000
Additional paid-in capital		9,103
Retained earnings		188,389
Total Stockholder Equity		198,492
Total Liabilities & Stockholder Equity	$	198,533

See accompanying notes.

BAGBY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2019

REVENUES

Commissions	$	15,451
Interest & dividends		4,971
Realized (loss), net		(18,129)
Other income		219
Total Revenues		2,512

OPERATING EXPENSES

Consulting fees	15,800
Commissions	6,950
Licenses & regulatory fees	4,194
Professional Fees	6,675
Compensation	7,662
General and administrative	745
Other taxes	78
	42,104

Net Loss	$	(39,592)

See accompanying notes.

BAGBY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended September 30, 2019

| | Stockholder Capital | | | | |
	Number of Shares	Amount	Piad-In Capital	Stockholder Equity	Total
Balance at September 30, 2018	200	$ 1,000	$ 9,103	$ 227,981	$238,084
Net Loss	-			(39,592)	(39,592)
Balance at September 30, 2019	200	$ 1,000	$ 9,103	$ 188,389	$198,492

See accompanying notes.

BAGBY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
Year Ended September 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(39,592)
Adjustments to Reconcile Net Loss to Net		
Cash Used In Operating Activities:		
Realized loss on investments		18,129
(Increase) Decrease in Operating Assets:		
Accounts receivable		(692)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		38
Net cash used in operating activities		(22,117)
Cash Flows From Investing Activities		
Sale of securities		436,232
Purchase of securities		(217,900)
Net cash provided by investing activities		218,332
Cash Flows From Financing Activities		-
Net increase in cash		196,215
Cash at Beginning of Year		1,626
Cash at End of Year	$	197,841
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

(1)   Organization and Nature of Business

Bagby Financial Services, Inc. (the Company) is a Missouri corporation conducting business as securities broker dealer.   The Company is registered with the Securities and Exchange Commission (SEC) as a Broker Dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority - ("FINRA").

The Company limits its operations to mutual funds and the placement of variable annuities and variable life insurance policies. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

(2)   Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at September 30, 2019. Cash is held at one financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at September 30, 2019.

(e) Income Taxes

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the Company's' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at September 30, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

In addition, no income tax related penalties or interest have been recorded for the year ended September 30, 2019.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(h) Fair Value Hierarchy - *continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

(3)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2019, the Company had net capital of $197,800 which was $192,800 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0002 to 1.

Advances to affiliates, contributions, dividends and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

(4)   Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from such transactions.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through September 30, 2019. As of September 30, 2019, there were no cash balances held in any accounts that were not fully insured.

(5)   Fair Value

Cash, accounts receivable, accounts payable and other current liabilities (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

(6)   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of September 30, 2019, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2019 or during the year then ended.

(7)   Related Party Transactions

During the reporting period, the Company paid a salary to its president in the amount of $300.

The Company is wholly owned by the Cathy Elaine Bagby Revocable Trust, a related party.

The Company has an expense sharing agreement with Bagby Investment Consultants, LLC (BIC) a related party through common control in which BIC provides certain management, operating and overhead expenses. These include but are not limited to occupancy and equipment, technology and communications, office expense, supplies, postage, and consulting fees which totaled approximately $9,458 during the reporting period. BIC has indicated it will not seek reimbursement for these expenses in the future.

(8)   Income Tax

The Company has net operating loss carry forwards that may be offset against future taxable income from continuing operations. The loss carryforwards at September 30, 2019 total approximately $49,000. There is also a capital loss carryforward that can only be used to offset capital gains. The capital loss carryforwards totaled approximately $19,971.

(9)   **Anti-Money Laundering Policies and Procedures**

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At September 30, 2019 the Company had implemented such policies and procedures.

(10)   **Liabilities Subordinated to Claims of General Creditors**

As of September 30, 2019, the Company had not entered into any subordinated liability agreements.

(11)   **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(12)   **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital and financial reporting requirements.

(13)   **Evaluation of Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of October 25, 2019 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no material subsequent events have occurred which would be required to be recognized in the financial statements as of September 30, 2019.

However, the Company's sole shareholder has entered into a Purchase Agreement to sell all shares of the Company's common stock that are outstanding to an unrelated party. The transaction contemplated by the Purchase Agreement is subject to the prior notification to, and approval of the Company's regulator FINRA pursuant to the rules, as defined.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of September 30, 2019

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Bagby Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which Bagby Financial Services, Inc. (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Bagby Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
October 25, 2019

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
September 30, 2019

Schedule I

NET CAPITAL

Total Equity	$	198,492

less Non-allowable assets:

Accounts receivable	(692)
Non-allowable assets	(692)
Tentative Net Capital	197,800

less Haircuts		0

NET CAPITAL	$	197,800

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	3
Minimum capital requirement		5,000
Net capital in excess of requirements	$	192,800

Ratio of Aggregate Indebtedness to Net Capital	0.0002 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of September 30, 2019)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	197,800
Net Capital, per above		197,800
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of September 30, 2019.

Bagby Financial Services, Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended September 30, 2019

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Bagby Financial Services, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Bagby Financial Services, Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of September 30, 2019

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Bagby Financial Services, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended September 30, 2019 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Bagby Financial Services, Inc.

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended September 30, 2019

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Bagby Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Bagby Financial Services, Inc.

I, Jerry Michael Bagby, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Jerry Michael Bagby

Title: President